Exhibit 99.1

Brooge Energy Ltd. Announces Positive Feasibility Study for Proposed Phase III Facility

High utilization of third-party storage terminals in Fujairah along with upcoming infrastructure investments in the region indicate sustainable storage demand

NEW YORK, July 28, 2021 – Brooge Energy Ltd. (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, in the Port of Fujairah in the United Arab Emirates, today released the results of the feasibility study commissioned for Brooge Energy’s Phase III oil storage facility and refinery. The feasibility study supports the financial viability of the Company’s Phase III expansion plan, highlighting upcoming infrastructure investments in the region as a key driver of sustainable storage demand and rising domestic and export demand for refined products as a key driver of refinery demand.

The Phase III expansion project is for a 2.5 million cbm oil storage facility1, a modular 25,000 barrel per day (“bpd”) refinery, and a larger 180,000 bpd conventional refinery. The successful build out of Brooge Energy’s Phase III facility would position the Company as the largest independent oil storage facility in Fujairah, with capacity to store Clean Petroleum Products; Middle Distillates; High and Low Sulphur Fuel oil as well as crude oil. The Phase III expected construction period is two years, with the Company anticipating it will be operational within 2023.

Competitive advantages:

●	Technology: Brooge Energy’s terminals are designed to deliver superior ancillary services (blending, heating, transfer) to clients, reduce operational cost to clients, and increase safety.
○	IMO 2020 (low sulphur rule) compliant
●	Strategic Location: Located on a prime location in Fujairah, the second largest bunker hub in the world.
●	Modular refinery will be focused on LSFO production which has a shortage in supply.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “The feasibility study defines a project with robust economics and reinforces the strength of our business strategy, highlighting that the oil market is expected to continue to be the most important energy source going forward~~,~~ with the Middle East region continuing to be the leading producer and exporter of crude over the medium to long term. The midstream sector will remain integral to its proper functioning. Our strategic positioning in Fujairah, where the high utilization of third-party storage terminals along with upcoming infrastructure investments, is expected to drive sustainable and growing demand for our storage solutions. To leverage this opportunity as much as possible, we are building out our technologically-advanced terminals that are able to deliver high margins. We also plan to build out a modular and a conventional refinery, including the capability to comply with the new IMO 2020 low sulphur rule, at a time when the UAE is adding to its oil production capacity which we anticipate will drive demand for refinery services for both the domestic and export market. With the completion of this study, we are now looking forward to potentially starting construction for Phase III as early as the second half of 2021.”

1 The total land capacity for Phase III has the potential to host up to 3.5 million cbm of storage capacity.

About Brooge Energy Limited

Brooge Energy conducts all of its business and operations through its wholly owned subsidiaries, Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC III”), Fujairah Free Zone Entities. Brooge Energy is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. Its oil storage business differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit at www.broogeenergy.com

Forward-Looking Statements

This press release contains statements, including all information relating to matters that are not historical facts, that constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Other risks to the viability of the refinery include macro risks such as the crude oil price, product crack spread, tighter environmental regulations, credit / counterparty risk, interest rate risk and demand risk, as well as operational risks including fire hazard risk and hazardous waste risk and a potential risk of low returns from the conventional refinery. Other risks to the viability of the storage facility include macro risks, such as geopolitical risks, backwardation in the futures market, the risk of declining oil prices, and initial investment costs, as well as operational risks including risks associated with the storage and handling of petroleum products, soil and groundwater contamination, atmospheric emissions and fire risk. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto / Elizabeth Barker

+1 212-896-1254 or +1 212-896-1203

BROG@kcsa.com